

07004079

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-46219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meyers Associates, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway 2nd Floor
(No. and Street)

New York	NY	10006-3007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce M. Meyers (212) 9742-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Bruce Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meyers Associates, LP, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

VICTOR PUZIO
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 29 2007

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Meyers Associates, LP

Statement of Financial Condition
December 31, 2006

Meyers Associates, LP
Contents
December 31, 2006



Weiser LLP
Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

To the Partners of
Meyers Associates, L.P.

We have audited the accompanying statement of financial condition of Meyers Associates, LP as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Meyers Associates, LP as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 5, the Partnership is a defendant in various legal actions arising out of its activities as a broker-dealer, underwriter or employer. These actions seek compensatory damages of approximately $200,000 for which the partnership has a general reserve of $180,000. Punitive damages may also be assessed.

Weiser LLP

New York, N.Y.
February 22, 2007

A member of Moores Rowland International, a worldwide association of independent accounting firms

Meyers Associates, LP
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	706,639
Deposit with clearing broker		264,114
Due from clearing broker		828,770
Securities owned, at market		108,281
Advances to employees		835,518
Commissions receivable		84,824
Furniture and equipment, net of $46,676 accumulated depreciation		31,011
Security deposits		244,518
	$	3,103,675
Liabilities and Partners' Capital		
Liabilities		
Commissions payable	$	415,934
Accrued expenses and other liabilities		1,037,322
Total liabilities		1,453,256
Commitments and contingencies		
Partners' capital		1,650,419
	$	3,103,675

The accompanying notes are an integral part of these financial statements.

1. Summary of Business and Significant Accounting Policies

Business

Meyers Associates, LP (the "Partnership") is a New York limited partnership organized primarily to provide brokerage and investment banking services. The Partnership is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

The Partnership has an agreement (the "Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet repurchased at the close of business.

Securities not readily marketable are normally recorded at cost unless there has been a significant change in current operating performance. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Partnership.

Income Taxes

The Partnership is a limited partnership and is not subject to Federal and State income taxes as a separate entity. Each partner is individually required to report their respective shares of partnership income (loss) in their individual income tax returns.

Cash Equivalents

The Partnership considers cash equivalents as highly liquid investments purchased with original maturities of three months or less, and consist primarily of money market funds.

The Partnership maintains its cash balances in two financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the cash accounts exceeded the federally insured limits by approximately $607,000.

Advances to Employees
The Partnership has made certain employee advances which are non-interest bearing and have no terms for repayment.

Furniture and Equipment
Furniture and equipment are carried at cost and are depreciated using the straight-line method over their estimated useful lives.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement during the year. Actual results could differ from those estimates.

2. Clearing Agreement

The Partnership has an agreement with a brokerage clearing firm to carry its account and the accounts of its customers' accounts. The broker has custody of the Partnership's securities and, from time to time, cash balances which may be due from this broker.

These securities and cash positions serve as collateral for any amounts due to the broker or for securities sold short or purchased on margin as well against losses due to nonperformance.

Pursuant to the agreement, the Partnership is required to have cash or security deposits aggregating $250,000. At December 31, 2006, a deposit held at the broker amounted to $264,114.

3. Profit Sharing Plan

The Partnership has an employee benefit plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute up to 15% of annual compensation, but not in excess of the maximum allowed under the Code. There are no matching contributions by the Partnership.

4. Regulatory Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2006, the Company has net capital of $498,308, which is $398,308 in excess of its required net capital of $100,000. The Company has aggregate indebtedness of $1,453,256. The Company's ratio of aggregate indebtedness to net capital is 2.92 to 1 at December 31, 2006.

5. Commitment and Contingencies

Litigation
The Partnership is a defendant, or otherwise has possible exposure, in various legal actions arising out of its activities as a broker-dealer, underwriter or employer. These actions, including certain arbitrations, seek compensatory damages of approximately $200,000. Punitive damages may also be assessed. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously. As of December 31, 2006, the Partnership has a reserve of approximately $180,000 for the aforementioned actions and arbitrations. This liability is included in accrued expenses.

Customer Transactions
In the normal course of business, the Partnership executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Leases

The Partnership leases office spaces in New York and Florida under noncancellable lease agreements expiring on various dates from 2007 to 2015. The lease agreements contain escalation provisions. Net approximate minimum rental payments attributable to operating lease agreements are:

Year Ending December 31,	Minimum Rental Payments
2007	$ 376,000
2008	369,000
2009	377,000
2010	397,000
2011	408,000
Thereafter	1,579,000
	$ 3,506,000

6. Furniture and Equipment

Furniture and equipment at December 31, 2006 consisted of:

		Estimated Useful Lives
Furniture	$ 1,132	5 years
Equipment	76,555	3-5 years
	77,687	
Less: Accumulated depreciation	46,676	
	$ 31,011	


END